ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated December 9, 2013

ETRACS Fisher-Gartman Risk Off ETN

Profile		ETN Ticker: OFF
Issuer	UBS AG
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)	Key Features
Underlying Index	The Fisher-Gartman Risk Index	– Ability to implement a comprehensive
Initial Trade Date	11/29/2011	“risk off” trade through the purchase
Maturity Date	11/18/2041	of a single, exchange-traded security
Annual Tracking Rate	1.15% accrued on a daily basis	– The ETN provides investors with
Primary Exchange	NYSE Arca	effective long exposure to “risk off”
CUSIP	90268A717	instruments and short exposure to
“risk on” instruments due to the
ETN’s daily short (inverse) exposure to
The Fisher-Gartman Risk Index
– The ETN’s inverse exposure to the
Index results in effective long and
short target position weightings of
50% and 150%, respectively, which
are rebalanced quarterly

About the ETN

ETRACS Fisher-Gartman Risk Off ETN (the “Risk Off ETN”; Ticker: OFF) is an exchange-traded note whose effective exposure is long “risk off” instruments and short “risk on” instruments due to its daily short (inverse) exposure to The Fisher-Gartman Risk Index (the “Index”), reduced by an investor fee.

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

About the Underlying Index

The Index consists of a mix of long and short positions in various asset classes whose overall value is expected to rise when the outlook on markets and the broader economy is positive and to decrease when such outlook is negative. The Index is comprised of long positions in “risk on” instruments and short positions in “risk off” instruments in the following sectors: energy, agriculture and metals (through long positions in futures-based commodity indices); equities (through a long position in an index of exchange-traded products); currencies (through long and short positions in currency futures contracts); and domestic and foreign government bonds (through a short position in an index of sovereign bond futures contracts). A “risk off” instrument is one that MBF Index Holdings, LLC (the “Index Sponsor”) believes will increase in value when the outlook on markets and the broader economy is negative and decrease in value when such outlook is positive. A “risk on” instrument is one that the Index Sponsor believes will rise in value when the outlook on markets and the broader economy is positive and decrease in value when such outlook is negative.

The value-based target weightings for the long and short positions are 150% and 50%, respectively, and the Index is rebalanced quarterly to return the weightings to these target levels. The effective Index target component weightings and effective target sector weightings are provided in the tables herein. The Index was created on November 4, 2011 and has no performance history prior to that date.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Fisher-Gartman Risk Off ETN

Historical Index Returns
	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
Fisher-Gartman Risk Index	2.72%	-0.91%	6.03%	10.36%	N.A.	N.A.
S&P 500 Index Total Return	1.03%	8.41%	11.17%	28.97%	55.70%	127.38%
DJ-UBS Commodity TR Index	2.08%	-3.98%	-4.68%	-11.82%	-18.41%	18.93%
S&P 500 VIX Mid-Term Futures Index ER	-6.37%	-16.29%	-22.26%	-40.84%	-74.82%	-85.24%
S&P 500 VIX Short-Term Futures Index ER	-6.95%	-29.18%	-41.95%	-62.41%	-92.76%	-99.43%

Source: Bloomberg/Reuters. The historical Index returns shown above are cumulative total returns for the stated periods as of December 6, 2013 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the total return on the ETN will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Index Comparison

Source: Bloomberg/Reuters. The graph above illustrates the historical total returns of the Index in comparison with other benchmark indices for the stated periods as of December 6, 2013. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the return on the ETN will always be lower than the total return of the Index or the total return on a direct investment in the Index constituents.

Target Sector Weightings			Benefits of Investing
Sector	Long Weighting	Short Weighting	– Ability to implement a comprehensive “risk off” trade through
Energy	0%	-48%	the purchase of a single, exchange-traded security.
Equities	0%	-46%	– Provides effective long exposure to “risk off” instruments and
Currencies	16%	-28%	short exposure to “risk on” instruments due to its daily short
Sovereign Bonds	34%	0%	(inverse) exposure to The Fisher-Gartman Risk Index.
Agriculture	0%	-18%	– An innovative security whose value is expected to rise when
Metals	0%	-10%	the outlook on markets and the broader economy is negative
TOTALS	50%	-150%	and to decrease when such outlook is positive.
			– The ETN’s inverse exposure to the Index results in effective long and short target position weightings of 50% and 150%, respectively, which are rebalanced quarterly.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Fisher-Gartman Risk Off ETN

Selected Risk Considerations

An investment in the Risk Off ETN involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	Short (Inverse) Exposure of the Risk Off ETNs to the Index - If you invest in the Risk Off ETNs, your return will be linked to the daily inverse performance of the Index. Consequently any increase in the level of the Index would result in a decrease in the amount you will be paid at maturity or call, upon acceleration or upon early redemption.
–	You may lose some or all of your investment - The Risk Off ETNs are fully exposed to any increase in the Index Closing Level, as measured on the applicable Valuation Date or the Final Valuation Date. You will lose some or all of your principal if the Index Closing Level increases, or does not decline by an amount sufficient over the term of the Risk Off ETNs, as measured on any Valuation Date or the Final Valuation Date, such that the effect of the Tracking Fee and Redemption Fee is not offset. If the decrease in the level of the Index (if any) is not sufficient to offset the negative effect of the Tracking Fee and the Redemption Fee, if applicable, over the relevant period, you will lose some or all of your investment at maturity or call, upon acceleration or upon early redemption.
–	The Index may not perform as expected - Although the Index consists of a mix of long and short positions in various asset classes whose overall value is expected to rise when the outlook on markets and the broader economy is positive and to decrease when such outlook is negative, the anticipated correlation between any such position and the economy may reverse and, consequently, the Index may not perform as expected. The Index is comprised of long positions in “risk asset classes,” such as commodities, equities and certain currencies, and short positions in “non-risk asset classes,” such as government bonds and certain “safe haven” currencies. The Index’s classification of assets as belonging to “risk asset classes” or “non-risk asset classes” is based on a set of assumptions that may prove to be false in the future.
–	The correlation assumptions upon which the Index is based might be inaccurate or may change - The performance of the Risk Off ETNs is linked to the level of the Index. We expect the value of the Risk Off ETNs to increase as the level of the Index decreases. The Index is designed to generally rise when the outlook on markets and the broader economy is positive and fall when that outlook is negative. The Index’s performance is based on the inherent leverage at the target weightings of 150:50, with a 150% notional long exposure to the risk asset classes and a 50% short, or inverse, exposure to the non-risk asset classes. See “The Fisher-Gartman Risk Index - Introduction” in the ETRACS Prospectus. There can be no assurance, however, that the long and short positions will always correlate with each other or with economic conditions or prospects in a manner that results in a decrease in the level of the Index when the outlook on markets and the broader economy is negative, causing an increase in the value of the Risk Off ETNs. The long and short positions may correlate in a manner that results in an increase in the level of the Index when the outlook on markets and the broader economy is negative, causing a decrease in the value of the Risk Off ETNs.
–	Market risk - The return on the Risk Off ETNs, which may be positive or negative, is linked to the daily inverse return of the Index as measured by the Daily Index Factor, which, in turn, is affected by a variety of market and economic factors, such as interest rates and volatility, and economic, financial, political, regulatory, judicial or other events that affect the Index Components, Index Sectors or the markets generally.
–	Credit of UBS - The Risk Off ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the Risk Off ETNs, including any payment at maturity or call, upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the Risk Off ETNs prior to maturity or call, upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Risk Off ETNs.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Fisher-Gartman Risk Off ETN

–	A trading market for the Risk Off ETNs may not develop

- Although the Risk Off ETNs are listed on NYSE Arca, a trading market for the Risk Off ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the Risk Off ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the Risk Off ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the Risk Off ETNs. We may suspend or cease sales of the Risk Off ETNs at any time, at our discretion. Therefore, the liquidity of the Risk Off ETNs may be limited.

–	An investment vehicle designed for sophisticated investors - The Risk Off ETNs are designed as an investment vehicle for sophisticated investors who understand the risks of investing in the inverse daily performance of an index comprised of a mix of long positions in commodity and equity indices, long and short positions in currency futures contracts and a short position in the Bond Index.
–	The Risk Off ETNs may not provide a hedge against price and/or value decreases (or increases) - The Risk Off ETNs may not provide a hedge against a decrease (or increase) in the price and/or value of any security, asset, sector or index.
–	Limited performance history - The return on the Risk Off ETNs is linked to the daily performance of the Index. The Index was created on November 4, 2011. As a result, the Index has a limited performance history and limited historical information will be available for you to consider in making an independent investigation of the Index performance. This may make it more difficult for you to make an informed decision with respect to an investment in the ETNs than if the Index had a longer performance history. It is uncertain how the Index will perform in the future. Furthermore, the Index Sponsor’s experience is limited.
–	Minimum redemption amount - You must elect to redeem at least 50,000 of your Risk Off ETNs for UBS to repurchase your Risk Off ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your Risk Off ETNs for redemption with those of other investors to reach this minimum requirement, and there can be no assurance that they can or will do so. Therefore, the liquidity of the Risk Off ETNs may be limited.
–	Your redemption election is irrevocable - You will not be able to rescind your election to redeem your Risk Off ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the applicable Valuation Date.
–	Potential automatic acceleration - In the event the indicative value of the Risk Off ETNs on any Trading Day (i) equals $5.00 or less or (ii) decreases in value at least 60% as compared to the closing indicative value on the previous Index Business Day, all issued and outstanding Risk Off ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount.
–	Owning the Risk Off ETNs is not the same as owning any of the Index Components or instruments comprising any of the Index Components - The return on the Risk Off ETNs may not reflect the return you would realize if you actually owned any of the Index Components or any of the commodity futures contracts, exchange-traded products (“ETPs”), currency futures contracts or sovereign bond futures contracts underlying the Index Components.
–	Uncertain tax treatment - Significant aspects of the tax treatment of the Risk Off ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
–	UBS’s Call Right - UBS may elect to redeem all outstanding Risk Off ETNs at any time on any Trading Day on or after December 3, 2012, as described under “Specific Terms of the Securities - UBS’s Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the Risk Off ETNs.
–	Index Sector-Specific Risks - The following risks are associated with the Index Sectors listed below:

Energy, Agriculture and Metals

–	Potential over-concentration in particular commodity sectors - The commodities underlying the futures contracts included in the Commodity Indices are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals. Investment in the Risk Off ETNs will increase your portfolio’s exposure to fluctuations in the commodity sectors underlying the Index. Price movements of these commodities might not be reflective of the broader commodity markets, or of the economy as a whole.
–	Energy Sector Risks - The prices of energy commodities have, in recent years, been at historically high levels. Since that time, prices have fallen significantly and they have experienced unprecedented volatility. There can be no assurance that volatility will subside. In addition, domestic and international fiscal and monetary policy could impact the price of various energy products. Changes in price or increases in volatility will affect the level of the Index and the value of your Risk Off ETNs.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Fisher-Gartman Risk Off ETN

–	Agriculture Sector Risks - Technological advances, weather conditions or bumper crop output could lead to changes in worldwide stocks of various agricultural products and corresponding changes in the price of those products. In addition, domestic and international fiscal and monetary policy could impact the price of various agricultural products, affecting the level of the Index and the value of your Risk Off ETNs.
–	Metals Sector Risks - Technological advances or discoveries of new deposits could lead to changes in worldwide stocks of metals and corresponding changes in their price. In addition, domestic and international fiscal and monetary policies could impact the price of metals, affecting the level of the Index and the value of your Risk Off ETNs.

Equities

–	Fluctuation of NAV - The net asset value (the “NAV”) of the shares of an ETP included in the Equity Index may fluctuate with changes in the market value of the equity securities that the ETP tracks. The market prices of the shares of an ETP may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of one share of an ETP may differ from its NAV per share; shares of an ETP may trade at, above or below their NAV per share.

Currencies

–	Potential volatility - Investment in currency-related products through the currency futures contracts included in the Index is subject to many factors which contribute to or increase potential volatility, including, but not limited to national debt levels and trade deficits, inflation rates, interest rates, exchange rates, investment and trading activities of funds, political, economic or financial events, cross-border financial transactions, supply and demand changes that influence foreign exchange rates, central bank monetary policies, government fiscal policies, government intervention in the currency market and expectations among market participants about currency price changes.
–	Periods of financial turmoil - The recent global financial crisis may heighten currency exchange risks. In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments and central banks around the world have made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and may cause currency exchange rates to fluctuate sharply in the future, which could affect the level of the Index and the value of your Risk Off ETNs.

Sovereign Bonds

–	Market Risk - Sovereign bond futures contracts provide for the delivery upon maturity of one sovereign bond among a basket of eligible-to-deliver sovereign bonds. The price, yield and modified duration of each eligible-to-deliver sovereign bond under the relevant sovereign bond futures contract, and which sovereign bond is cheapest to deliver, may change unpredictably, affecting the value of the relevant sovereign bond futures contract and, consequently, the level of the Index and the value of your Risk Off ETNs in unforeseeable ways.
–	Exchange Rate Risk - If a sovereign bond futures contract is denominated in a non-U.S. currency, holders of the Risk Off ETNs will be exposed to exchange rate risk. A security holder’s net exposure will depend on the extent to which the non-U.S. currency in which the sovereign bond futures contract is denominated strengthens or weakens against the U.S. dollar and the relative weight of each sovereign bond futures contract in the Bond Index.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Fisher-Gartman Risk Off ETN

Footnotes

1 The issuer credit rating as of November 30, 2013 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

Disclosures

Futures and futures options trading is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

The ETRACS Fisher-Gartman Risk Off ETN is not issued, guaranteed, sponsored, endorsed, sold or promoted by MBF Index Holdings, LLC (the “Index Sponsor”) or their subsidiaries and affiliates. MBF Index Holdings, LLC makes no representation or warranty, express or implied, to investors in the ETRACS Fisher-Gartman Risk Off ETN or any member of the public regarding the advisability of investing in ETNs generally or in the ETRACS Fisher-Gartman Risk Off ETN particularly or the ability of any data supplied by MBF Index Holdings, LLC or any Index to track financial instruments comprising the Index or any trading market. MBF Index Holdings, LLC’s only relationship to UBS is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of MBF Index Holdings, LLC and of the data supplied by MBF Index Holdings, LLC that is determined, composed, compiled and calculated by MBF Index Holdings, LLC or a third party index calculator, without regard to the ETRACS Fisher-Gartman Risk Off ETN. MBF Index Holdings, LLC has no obligation to take into consideration the ETRACS Fisher-Gartman Risk Off ETN or investors in the ETRACS Fisher-Gartman Risk Off ETN when determining, composing, compiling or calculating the data. MBF Index Holdings, LLC has no obligation or liability in connection with the listing, registration, distribution, administration, marketing, trading (including but not limited to the timeliness, sequence, accuracy, completeness or currentness of the ETRACS Fisher-Gartman Risk Off ETN) or redemption or settlement by the issuer or otherwise of the ETRACS Fisher-Gartman Risk Off ETN.

MBF INDEX HOLDINGS, LLC DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR OF ANY DATA SUPPLIED BY IT OR ANY DATA INCLUDED THEREIN. MBF INDEX HOLDINGS, LLC MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE INDEX OR OF THE DATA SUPPLIED BY MBF INDEX HOLDINGS, LLC OR ANY DATA INCLUDED THEREIN. MBF INDEX HOLDINGS, LLC MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX AND THE DATA SUPPLIED BY MBF INDEX HOLDINGS, LLC OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MBF INDEX HOLDINGS, LLC HAVE ANY LIABILITY TO ANY PERSON OR ENTITY FOR ANY LOSS OR DAMAGE INCLUDING BUT NOT LIMITED TO ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING BUT NOT LIMITED TO LOSS OF BUSINESS REVENUES OR LOST PROFITS), WHETHER IN CONTRACT, TORT OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

© UBS 2013. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. “MBF Index Holdings, LLC”, “The Fisher-Gartman Risk Index”, “The Fisher-Gartman Equity Subindex” and “The Fisher-Gartman Sovereign Bond Subindex” are trademarks of MBF Index Holdings, LLC and have been licensed for use by UBS AG. Other marks may be trademarks of their respective owners. All rights reserved.

For questions or additional information about ETRACS
Contact us	ETRACS Investor Service Center: +1-877-387-2275 Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST	Email: etracs@ubs.com Website: www.etracs.com